SIMPSON THACHER & BARTLETT LLP

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July 28, 2014

VIA COURIER AND EDGAR

Re:	Global Ship Lease, Inc.
Registration Statement on Form F-3 Filed July 18, 2014 File No. 333-197518 (the “Registration Statement”)

J. Nolan McWilliams

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Global Ship Lease, Inc. (the “Company”), we hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement, marked to show changes from the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments.

In addition, we are providing the following responses to the Staff’s comment letter dated July 25, 2014 relating to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Description of Purchase Contracts, page 27

1.	We note that you contemplate offering purchase contracts for the purchase or sale of your securities, one or more currencies or commodities, any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance, and/or one or more indices or baskets of such items. Please explain to us why it is appropriate for you to register the offering of purchase contracts for currencies, commodities and any other financial, economic or other measure or instrument. In your response, please describe to us the currencies, commodities and financial, economic or other measure or instrument involved and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Alternatively, please remove any language regarding the offering of purchase contracts consisting of currencies, commodities and any other financial, economic or other measure or instrument.

Securities and Exchange Commission	July 28, 2014

In response to the Staff’s comment, the Company has removed all language regarding the offering of purchase contracts from the Registration Statement.

2.	We note that you contemplate offering purchase contracts as part of a unit which may consist of debt securities or debt obligations of third parties. Please explain to us what plans you have for issuing such units and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent that you offer units consisting of debt securities or debt obligations of third parties, counsel should address the legality of each component of the unit in its legal opinion. Alternatively, please remove any language regarding the offering of units consisting of debt securities or debt obligations of third parties.

In response to the Staff’s comment, the Company has removed all language regarding the offering of purchase contracts from the Registration Statement.

* * * * * * *

Please do not hesitate to call Lesley Peng at (212) 455-2202 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

cc:	Ian Webber
Chief Executive Officer
Global Ship Lease, Inc.